Filed by Conagra Brands, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pinnacle Foods Inc.

Commission File No.: 001-35844

July 2, 2018

On July 2, 2018, Conagra Brands, Inc. (the “Company”) delivered via email to its employees, and posted on an internal social media platform, a video recorded by David Marberger, Executive Vice President and Chief Financial Officer of the Company. Set forth below are materials included in such email and internal social media post, including a video transcript.

Email:

Good morning, team. Dave Marberger, CFO, is standing in for me today to talk about how cash is king. It was an exciting week last week and we’re thrilled with the acquisition of Pinnacle Foods and closing out a strong FY18. The future is bright for Conagra, but there is a lot of work to be done. Take a few minutes to watch and hear from Dave how the work you do and decisions you make day-to-day can help us drive the business forward.

Internal social media post:

We are thrilled with the acquisition of Pinnacle Foods and closing out a strong FY18 – we’ve got a bright future ahead but there is a lot of work to be done. Today, Dave Marberger, CFO, is standing in for me to talk about how cash is king. Watch the learn how the work you do and decisions you make day-to-day can help us gear up for more growth opportunities in the future. Watch this week’s video for more.

Video Transcript:

Good morning team, I’m Dave Marberger, CFO, filling in for Sean today. Needless to say it was an exciting week last week. We are thrilled about the acquisition of Pinnacle Foods and closing out a strong FY18. The future is bright for Conagra, but of course, there is a lot of work to be done. The Pinnacle deal is a significant, synergistic acquisition, and we will incur a large amount of debt and have a high leverage ratio as we approach closing the deal. Leverage ratio is a term I want all of us to understand and track. It is the relationship of our total debt to our EBITDA, which is your earnings before interest, tax, depreciation and amortization. Post closing, Conagra will have a leverage ratio of 5x, which means we will have over $11 billion of debt. Now, we need to stay focused on delivering our financial commitment, which will include a greater focus on cash flow. You might remember when Sean talked about the meaning of these dollar bills that you see behind me – these are the result of friendly wagers between us as we travel the road meeting with investors. As Sean often says to me, “Cash is King.” As we move forward with the acquisition, I have asked my finance team to work more closely with all of the teams across the company to discuss how we track cash flow, and to get a better understanding of how cash flow is impacted by the work we do, and what we can do to improve it. The decisions you make and the work you do in your day-to-day jobs impacts cash flow; some examples include buying vs. leasing something, reducing cash discounts and extending payment terms with our suppliers, reducing working capital, leveraging Procurement to ensure we competitively bid for goods and services, and many more. I encourage you to act like owners and think about how your team can better focus on cash flow as well. The more cash we generate, the faster our leverage ratio goes down, which means we can pay off this debt sooner and gear up for more growth opportunities. If there’s one thing I’ve come to learn in my last two years here, it’s that when the people of this organization focus, they execute really, really well. Thanks for all you do. Have a great week and for those of you in the U.S., have a safe and relaxing fourth of July.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication contains forward-looking statements within the meaning of the federal securities laws about Conagra Brands Inc. (“Conagra Brands”) and the proposed transaction (the “proposed transaction”) with Pinnacle Foods Inc. (“Pinnacle”). These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Readers of this communication should understand that these statements are not guarantees of performance or results. Many factors could affect actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this communication. These risks and uncertainties include, among other things: the failure to obtain Pinnacle stockholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; the ability and timing to obtain required regulatory approvals and satisfy other closing conditions for the pending divestiture of our Del Monte processed fruit and vegetable business in Canada; our ability to achieve the intended benefits of recent and pending acquisitions and divestitures, including the recent spin-off of our Lamb Weston business; the continued evaluation of the role of our Wesson oil business; general economic and industry conditions; our ability to successfully execute our long-term value creation strategy; our ability to access capital on acceptable terms or at all; our ability to execute our operating and restructuring plans and achieve our targeted operating efficiencies from cost-saving initiatives and to benefit from trade optimization programs; the effectiveness of our hedging activities and our ability to respond to volatility in commodities; the competitive environment and related market conditions; our ability to respond to changing consumer preferences and the success of our innovation and marketing investments; the ultimate impact of any product recalls and litigation, including litigation related to the lead paint and pigment matters; actions of governments and regulatory factors affecting our businesses, including the ultimate impact of recently enacted U.S. tax legislation and related regulations or interpretations; the availability and prices of raw materials, including any negative effects caused by inflation or weather conditions; risks and uncertainties associated with intangible assets, including any future goodwill or intangible assets impairment charges; and other risks described in our reports filed from time to time with the Securities and Exchange Commission (the “SEC”).

Readers are cautioned not to place undue reliance on any forward-looking statements included in this communication, which speak only as of the date of this communication. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Conagra Brands will file a registration statement on Form S-4 with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of Pinnacle. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Conagra Brands at its website, www.conagrabrands.com, or by contacting Conagra Brands Investor Relations at (312) 549-5002.

Participation in Solicitation

Conagra Brands and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Patriot’s participants is set forth in the proxy statement, filed August 11, 2017, for Conagra Brands’ 2017 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.